UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Buenos Aires, March 29, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: General Ordinary and Extraordinary Shareholders’ Meeting

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In this regard, we hereby inform that the Board of Directors of the Company, at its meeting held on March 29, 2021, resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2021 at 11:00 a.m.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 29, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer